OPERATING AGREEMENT
of
VERNAFUND20, LLC
A Texas Limited Liability Company

Dated as of _____, 2022

TABLE OF CONTENTS

ARTICLE XII Miscellaneous Provisions

LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF VERNAFUND CF, LLC

This OPERATING AGREEMENT (this "Agreement") dated as of May, 2022, of VERNAFUND20, LLC (the "Company"), a Texas limited liability company is by and among each of the Persons who is a party to or otherwise bound by this Agreement and is listed on the Members Schedule (as herein defined).

WHEREAS, the Limited Members desire to enter into this Agreement ("Operating Agreement" or "Agreement") for the purpose of governing the Company, to significantly further the of any business purpose permitted under §101.001 of the Texas Limited Liability Company Act (the "Act").

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein made and other good and valuable consideration, the Limited Partners hereby agree as follows:

ARTICLE I

Definitions

1.1 *Definitions*. The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided in this Agreement):

"Act" means the Texas Business Organizations Code, as the same may be amended from time to time.

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Taxable Year, after giving effect to the following adjustments:
(i) Crediting to such Capital Account any amount which such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulation Sections 1.704-1(b)(2)(ii)(c), 1.704-2 (g)(1), and 1.704-2(i); and
(ii) Debiting to such Capital Account the items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"Adjusted Taxable Income" of a Member for a Fiscal Year (or portion thereof) with respect to Units held by such Member means the federal taxable income (or alternative minimum taxable income, as the case may be) allocated by the Company to the Member with respect to such Units (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Fiscal Year (or portion thereof); provided that such taxable income (or alternative minimum taxable income, as the case may be) shall be computed (i) as if all excess taxable losses and excess taxable credits allocated with respect to such Units were carried forward (taking into account the character of any such loss carryforward as capital or ordinary), and(ii) taking into account any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754.

"Available Cash" shall have the meaning set forth in Section 7.1(a).

"Bankruptcy" means, with respect to a Member, that (i) such Member has (A) made an assignment for the benefit of creditors; (B) filed a voluntary petition in bankruptcy; (C) been adjudged bankrupt or insolvent, or had entered against such Member an order of relief in any bankruptcy or insolvency proceeding; (D) filed a petition or an answer seeking for such Member any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation or filed an answer or other pleading admitting or failing to contest the material allegations of a petition filed against such Member in any proceeding of such nature; or (E) sought, consented to, or acquiesced in the appointment of a trustee, receiver or liquidator of such Member or of all or any substantial part of such Member's properties; (ii) 120 days have elapsed after the commencement of any proceeding against such Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation and such proceeding has not been dismissed; or (iii) 90 days have elapsed since the appointment without such Member's consent or acquiescence of a trustee, receiver or liquidator of such Member or of all or any substantial part of such Member's properties and such appointment has not been vacated or stayed or the appointment is not vacated within 90 days after the expiration of such stay.

"Book Value" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a) The initial Book Value of any Company asset contributed by a Unitholder to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b) The Book Value of each Company asset shall be adjusted to equal its respective gross Fair Market Value, as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Unitholder in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Unitholder of more than a de minimis amount of Company assets (other than cash) as consideration for all or part of its Units unless the Managing Member determines that such adjustment is not necessary to reflect the relative economic interests of the Unitholders in the Company; and (iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided that an adjustment described in clauses (i) and (ii) of this paragraph shall be made only if the Managing Member reasonably determines that such adjustment is necessary to reflect the relative economic interests of the Members in the Company;

(c) The Book Value of a Company asset distributed to any Unitholder shall be the Fair Market Value of such Company asset as of the date of distribution thereof;

(d) The Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted basis of such Company asset pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section § 1.704-1(b)(2)(iv)(m); provided, that Book Values shall not be adjusted pursuant to this subparagraph (d) to the extent that an adjustment pursuant to subparagraph (b) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d); and

(e) If the Book Value of a Company asset has been determined or adjusted pursuant to subparagraphs (a), (b) or (d) above, such Book Value shall thereafter be adjusted to reflect the Depreciation taken into account with respect to such Company asset for purposes of computing Profits and Losses.

"Capital Account" means the capital account maintained for a Member pursuant to Section 6.2.

"Capital Contribution" means any contribution to the capital of the Company in cash or property by a Member, whenever made.

"Cash on Cash Returns (COC)" shall mean the ratio of annual before-tax cash flow of the real property assets of the Company to the total amount of cash invested by the Company, expressed as a percentage.

"Code" means the United States Internal Revenue Code of 1986, as amended from time to time.

"Company Minimum Gain" has the meaning set forth for "partnership minimum gain" in Treasury Regulation Section 1.704-2(d).

"Depreciation" means for each Taxable Year, an amount equal to the depreciation or other cost recovery deduction allowable with respect to an asset for such Taxable Year, except that (i) with respect to any asset whose Book Value differs from its adjusted tax basis for federal income tax purposes and which difference is being eliminated by the "remedial method" defined in Treasury Regulation Section 1.704-3(d), Depreciation for such Taxable Year shall be the amount of book basis recovered for such Taxable Year under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2), and (ii) with respect to any other asset whose Book Value differs from its adjusted tax basis at the beginning of such Taxable Year, Depreciation shall be the amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization or other cost recovery deduction for such Taxable Year bears to such beginning adjusted tax basis, provided, however, that if the adjusted tax basis of an asset at the beginning of such Taxable Year is zero, Depreciation shall be determined with reference to such beginning Book Value using any reasonable method selected by the Tax Representative.

"Estimated Tax Amount" of a Member for a Fiscal Year means the Member's Tax Amount for such Fiscal Year as estimated in good faith from time to time by the Managing Member. In making such estimate, the Managing Member shall take into account amounts shown on Internal Revenue Service Form 1065 filed by the Company and similar state or local forms filed by the Company for the preceding taxable year and such other adjustments as in the reasonable business judgment of the Managing Member is necessary or appropriate to reflect the estimated operations of the Company for the Fiscal Year.

"Fair Market Value" of any asset or the Units as of any date means the purchase price which a willing buyer having all relevant knowledge would pay a willing seller for such asset or Units in an arms-length transaction, as determined in good faith by the Managing Member based on such factors as the Managing Member, in the exercise of its reasonable business judgment, considers relevant.

"Fiscal Year" means the Company's Taxable Year.

"Formation Documents" means the Certificate of Formation of the Company under the Texas Act.

"Liquidity Event" means the receipt by the Fund of a material amount of cash, or non-cash assets that may readily be transferred or liquidated for cash, as set forth in Section 7.1, received by the Fund in respect of Portfolio Company Securities held by the Fund. A Liquidity Event for a Portfolio Company will be deemed to occur upon the earliest of (a) the effectiveness of a registration statement filed by a Portfolio Company with the SEC on Form S-1 with respect to identified shares of a Portfolio Company held by the Fund, after any applicable Lock-Up Period, and then only after the Organizer determines in its sole discretion that liquidating the shares is in the best interest of the Fund; (b) a Merger Event, including a sale of all or substantially all of the assets, of a Portfolio Company in which the merger consideration is comprised of (i) equity interests of the acquiring company which are registered under the Securities Act, or which are otherwise readily transferable, or (ii) cash or other readily transferable assets; (d) the bankruptcy, liquidation or dissolution of a Portfolio Company; or (e) upon the Managing Member, in its discretion, determining that the Portfolio Company Securities and any other assets of the Fund in respect of the securities are freely or readily transferable, each as of the date that the consideration is received or the determination of transferability is made.

"Losses" means items of loss and deduction of the Company determined according to Section 6.2.

"Managing Member " means APQFUNDMGR, LLC who will be a "managing member" of the Company within the meaning of Texas Limited Liability Company Act.

"Member" means each Person identified on the Members Schedule as of the date hereof who is a party to or is otherwise bound by this Agreement and each Person who may hereafter be admitted as a Member in accordance with the terms of this Agreement. The Members shall constitute the "members" (as that term is defined in the Texas Act) of the Company.

"Member Minimum Gain" with respect to each Member Nonrecourse Debt, means the amount of Company Minimum Gain (as determined according to Treasury Regulation Section 1.704-2(d)(1)) that would result if such Member Nonrecourse Debt were treated as a nonrecourse liability, determined in accordance with Treasury Regulation Section 1.704-2(i)(3).

"Member Nonrecourse Debt" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"Member Nonrecourse Deduction" has the meaning set forth in Treasury Regulation Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"Membership Interest" means the interest acquired by a Member in the Company, including such Member's right (based on the type and class and/or series of Unit or Units held by such Member), as applicable, (A) to a distributive share of Profits, Losses, and other items of income, gain, loss, deduction and credits of the Company, (B) to a distributive share of the assets of the Company, (C) to vote on, consent to or otherwise participate in any decision of the Members, and (D) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the Texas Act.

"Noncontributing Member" shall have the meaning set forth in Section 6.1(c).

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulation Section 1.704-2(b) (substituting the term "Company" for the term "partnership" as the context requires).

"Person" means any individual, corporation, partnership, limited liability company, trust, joint venture, governmental entity or other unincorporated entity, association or group.

"Profits" means items of income and gain of the Company determined according to Section 6.2.

"Quarterly Estimated Tax Amount" of a Member for any calendar quarter of a Fiscal Year means the excess, if any of (i) the product of (A) ¼ in the case of the first calendar quarter of the Fiscal Year, ½ in the case of the second calendar quarter of the Fiscal Year, ¾ in the case of the third calendar quarter of the Fiscal Year, and 1 in the case of the fourth calendar quarter of the Fiscal Year and (B) the Member's Estimated Tax Amount for such Fiscal Year over (ii) all distributions previously made during such Fiscal Year to such Member.

"Reg CF Main Entity" means Vernafund20, LLC or Company.

"Tax Advances" means any distributions made by the Company pursuant to Section 7.3 hereof.

"Tax Amount" of a Member for a Fiscal Year means the product of (A) the Tax Rate for such Fiscal Year and (B) the Adjusted Taxable Income of the Member for such Fiscal Year with respect to its Units.

"Tax Representative" has the meaning set forth in Code Section 6231 and the Treasury Regulations thereunder (sometimes referenced in US Tax Code as the "Tax Matters Representative").

"Tax Rate" of a Member for any period means the highest marginal blended federal, state and local income tax rate applicable to any Member of the Company for the applicable period, taking into account for federal income tax purposes, the deductibility of state and local taxes. If higher, federal Tax Advances will be based on federal alternative minimum taxable income (taking into account solely Company items and the principles contained in the definitions of Adjusted Taxable Income) and rates (using the highest marginal federal alternative minimum tax rate applicable to an individual).

"Taxable Year" means the Company's taxable year ending on or about December 31 (or part thereof in the case of the Company's first and last taxable year), or such other year as is (i) required by Section 706 of the Code or (ii) determined by the Managing Member (if no year is so required by Section 706 of the Code).

"Total Offering" means the Regulation Crowdfunding offer conducted by the Company on a regulated crowdfunding portal under Section 4(a)(6) of the U.S. Securities Act of 1933 and occurring no later than June 1, 2022.

"Transfer" means any direct or indirect sale, transfer, conveyance, assignment, pledge, hypothecation, gift, delivery or other disposition other than a Financing Pledge.

"Treasury Regulations" means the final or temporary regulations that have been issued by the U.S. Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"Unit" means a unit representing a fractional part of the Membership Interests of all of the Unitholders and shall include all types and classes and/or series of Units; provided that any type or class or series of Unit shall have the designations, preferences and/or special rights set forth in this Agreement and the Membership Interests represented by such type or class or series of Unit shall be determined in accordance with such designations, preferences and/or special rights.

"Unitholder" means with respect to any Unit, the record holder thereof as evidenced on the Members Schedule.

1.2 *Other Definitional Provisions*. Capitalized terms used in this Agreement which are not defined in this Article I have the meanings contained elsewhere in this Agreement. Defined terms used in this Agreement in the singular shall include the plural and vice versa.

ARTICLE II

Organization of the Company

2.1 *Formation*.

(a) This Agreement shall constitute the "limited liability company operating agreement" (as that term is used in the Act) of the Company. The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Texas Act, control.

(b) Any Managing Member of the Company as a "trustee" within the meaning of the Act is hereby authorized, at any time that the applicable Managing Member(s) have approved an amendment to the Certificate of Formation in accordance with the terms hereof, to promptly execute, deliver and file such amendment in accordance with the Act.

(c) The Company shall, to the extent permissible, elect to be treated as a partnership for federal, state and local income tax purposes, and the Managing Member of the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment and no Managing Member shall take any action inconsistent with such treatment. The Company shall not be deemed a partnership or joint venture for any other purpose.

2.2 *Name*. The name of the Company is "Vernafund20, LLC" or such other name or names as the Managing Member or Trustee may from time to time designate; provided, that the name shall always contain the words "Limited Liability Company," "LLC" or "L.L.C."

2.3 *Registered Office; Agent*. The Company shall maintain a registered office and agent in Texas as determined by the Managing Member.

2.4 *Term*. The term of existence of the Company shall be for a period of five (5) years from the date of the closing of the Total Offering, or upon the sale of the Company's unidentified real estate asset for which the Company is raising money for its acquisition through Regulation Crowdfunding, whichever comes sooner, unless otherwise determined by the Managing Member.

2.5 *Purposes and Powers*. The purposes and character of the business of the Company shall be to transact any or all lawful business for which limited liability companies may be organized under the Act. Specifically, the Company shall be in the business of selling, purchasing, managing, and operating, multi-family residential real estate projects that are primarily owned and controlled by people who identify as women within the State of Texas. The Company shall also specifically provide educational opportunities for women to learn real estate investing. The Company shall also have any and all powers which are necessary or desirable to carry out the purposes and business of the Company, including the ability to incur and guarantee indebtedness, to the extent the same may be legally exercised by limited liability companies under the Act. Notwithstanding anything herein to the contrary, nothing set forth herein shall be construed as authorizing the Company to possess any purpose or power, or to do any act or thing, forbidden by law to a limited liability company organized under the laws of the state of its organization.

ARTICLE III

Management and Control of the Company

3.1 *Member Managed.*

(a) Powers. The business and affairs of the Company shall be Member-Managed by or under the direction of one Managing Member who may or may not be a Member of the Company, an individual, a resident of the State of Texas, or a citizen of the United States of America. The Managing Member shall, subject to any Member consent required by Section 3.1(d), (e), have all necessary powers to manage and carry out the purposes, business, property, and affairs of the Company exclusively, and without the consent or approval of any other Member. The Managing Member shall initially be APQFUNDMGR, LLC.

(b) Replacement or Removal of the Managing Member. The Managing Member shall hold such position until a successor shall have been elected as described below, or the Managing Member's earlier resignation or removal. The Managing Member shall be removed, or a replacement elected, only upon a vote or written consent in the affirmative by a majority of its Members.

(c) Compensation of the Managing Member. The Managing Member, in their capacity as such, may receive any stated salary or compensation for such service as a Managing Member except to the extent approved in accordance with Section 3.1(e)); provided, however, that the Managing Member may receive guaranteed payments (or salaries) for their employment as an Officer of the Company. The Managing Member shall be entitled to reimbursement for the reasonable out-of-pocket expenses, if any, incurred in carrying out its duties as Managing Member.

(d) Special Approvals. The Company will not, and will not cause any of its subsidiaries to, without first obtaining the affirmative vote or written consent in the affirmative by a majority of the Members:

(i)   engage in a fundamental business transaction, or any action that would make it impossible for the Company to carry out its ordinary business or primary primary activities of selling, buying, and managing real estate projects that are primarily owned and controlled by women, and providing educational opportunities for women to learn real estate investing;

(ii) replace its Managing Member; and

(iii) dissolve the Company

(e) Mandated Approvals. The Company will not, and will not cause any of its subsidiaries to, without first obtaining the approval by vote or written consent in the affirmative by all of its Members:

(i) take any actions, expensing of sums, incur any obligations on behalf of the Company in regards to

(a) Any act that would contravene any provision of the Certificate of Formation.

(ii) the amendment of the Certificate of Formation in accordance with the Act;

(f) Equal Voting. All voting Members shall have equal voting rights at a meeting held for the Members in accordance with Section 101.354 of the Texas Law.

3.2 *Fiduciary Duties*. The Managing Member, in the performance of its duties as such, shall owe to the Company duties of loyalty and due care of the type owed by the directors of a company to the members of such company under the laws of the State of Texas and shall discharge such duties in good faith, with the care an ordinary prudent person in a like position would exercise under similar circumstances, and in a manner the Managing Member reasonably believes to be in the best interests of the Company. Notwithstanding anything contained herein to the contrary, subject to the terms of any written agreement with the Managing Member to the contrary, the Managing Member shall not have any duty or obligation to bring any "corporate opportunity" to the Company or any of its subsidiaries. The officers, in the performance of their duties as such, shall owe to the Members duties of loyalty and due care of the type owed by the officers of a company to the members of such company under the laws of the State of Texas.

3.3 *Performance of Duties; Liability of Managing Member*. In performing their duties, the Managing Member shall be entitled to rely in good faith on the provisions of this Agreement and on information, opinions, reports, or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Profits or Losses of the Company or any facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid), of the following other Persons or groups: (A) one or more officers or employees of the Company; (B) any attorney, independent accountant, or other Person employed or engaged by the Company for professional support services; or (C) any other Person who has been selected with reasonable care by or on behalf of the Company, in each case as to matters which such relying Person reasonably believes to be within such other Person's professional or expert competence. No person who is a Managing Member shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being a Managing Member of the Company except to the extent of their gross negligence or willful misconduct.

3.4 *Indemnification*. Notwithstanding Section 3.3, the Managing Member, whether in its role as employee, or agent of the Company, or as a person who is not or were not an employee or agent of the Company but who is or were serving at the request of the Company as a director, managing member, officer, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, limited liability company, trust, partnership, joint venture, sole proprietorship, employee benefit plan, or other enterprise (collectively, along with any managing members, officers, employees, and agents of the Company, such persons are referred to herein as "Company Functionaries" shall not be liable, responsible or accountable for damages or otherwise to the Company, or to the Members, and, to the fullest extent allowed by law, the Managing Member and each officer shall be indemnified and held harmless by the Company, including advancement of reasonable attorneys' fees and other expenses from and against all claims, proceedings, whether civil criminal, administrative, arbitrative, or investigative , an appeal in such proceedings, or any inquiry or investigation that could lead to such proceedings, liabilities, and expenses arising out of any management of Company affairs; provided that (A) such person's course of conduct was pursued in good faith and believed by him or it to be in the best interests of the Company and was reasonably believed by him or it to be within the scope of authority conferred on such person pursuant to this Agreement and (B) such course of conduct did not constitute gross negligence or willful misconduct on the part of such Managing Member or officer and otherwise was in accordance with the terms of this Agreement. The rights of indemnification provided in this Section are intended to provide indemnification of the Managing Member and the officers to the fullest extent permitted by the Texas Act regarding a company's indemnification of its directors and officers and will be in addition to any rights to which the Managing Member or officers may otherwise be entitled by contract or as a matter of law and shall extend to their heirs, personal representatives and assigns. The absence of any express provision for indemnification herein shall not limit any right of indemnification existing independently of this Section. The Managing Member's right to indemnification pursuant to this Section may be conditioned upon the delivery by such person of a written undertaking to repay such amount if such person is determined pursuant to this Section or adjudicated to be ineligible for indemnification, which undertaking shall be an unlimited general obligation.

ARTICLE IV

Members; Voting Rights

4.1 *Voting Rights*. Except as specifically provided herein or otherwise required by applicable law, for all purposes hereunder, including for purposes of Article III hereof, Members are not entitled to vote.

4.2 *Registered Members*. The Company shall be entitled to treat the owner of record of any Units as the owner in fact of such Unit for all purposes, and accordingly shall not be bound to recognize any equitable or other claim to or interest in such Unit on the part of any other person, whether or not it shall have express or other notice of such claim or interest, except as expressly provided by this Agreement or applicable law.

4.3 *Limitation of Liability*. No Member will be obligated personally for any debt, obligation or liability of the Company or of any of its subsidiaries or other Members by reason of being a Member, whether arising in contract, tort or otherwise. Except as otherwise provided under applicable law or expressly in this Agreement, no Member, in their capacity as such, will have any fiduciary or other duty to another Member with respect to the business and affairs of the Company or of any of its subsidiaries. No Member will have any responsibility to restore any negative balance in their Capital Account or to contribute to or in respect of the liabilities or obligations of the Company or of any of its subsidiaries or return distributions made by the Company.

4.4 *Withdrawal; Resignation*. A Member shall not cease to be a Member as a result of the Bankruptcy of such Member. So long as a Member continues to own or hold any Units, such Member shall not have the ability to resign as a Member prior to the dissolution and winding up of the Company and any such resignation or attempted resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to own or hold any Units, such Person shall no longer be a Member.

4.5 *Death of a Member*. The death of any Member shall not cause the dissolution of the Company. In such event the Company and its business shall be continued by the remaining Member or Members and the Units owned by the deceased Member shall automatically be transferred to such Member's heirs (provided that, within a reasonable time after such transfer, the applicable heirs shall sign a joinder to this Agreement substantially in the form of Exhibit A attached hereto). The heirs receiving the transferred Units shall be considered Members under the terms of this Agreement but shall not be entitled to voting rights. As Non-Voting Members the heirs are fully entitled to (A) a distributive share of Profits, Losses, and other items of incomes, gain, loss, deduction and credits of the Company, and (B) to a distributive share of the assets of the Company; but are not entitled to any voting rights, consent to or otherwise participate in any decision of the Members. In order for the heirs to be considered for voting rights of their Units they must present a written request to the Managing Member within 60 days of the estate award to the heirs petitioning for the voting rights reinstatement of their Units. Upon such request the remaining Members will have up to 60 days to vote upon such request, and the remaining Members may grant such request upon not less than a majority vote in the affirmative. Upon a vote by the remaining Members to grant the request, then such heirs Units shall be considered Units with voting rights. Upon a vote by the remaining Members to deny the request, then the heirs Units shall be considered as Non-Voting Member Units.

4.6 *Authority*. No Member, in its capacity as a Member, (other than one designated as a Managing Member), shall have the power to act for or on behalf of, or to bind the Company.

4.7 *Outside Activities*. Subject to the terms of any written agreement by any Member to the contrary (including the non-competition agreements with employees of the Company or any of its subsidiaries), a Member may have business interests and engage in business activities in addition to those relating to the Company, including business interests and activities which compete with the Company, and no Member (unless such Member is an employee of the Company or one of its subsidiaries) shall have any duty or obligation to bring any "corporate opportunity" to the Company. Subject to the terms of any written agreement by any Member to the contrary, neither the Company nor any other Member shall have any rights by virtue of this Agreement in any business interests or activities of any Member.

ARTICLE V

Units; Membership

5.1 *Units Generally*. The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series, with each type or class or series having the rights and privileges, including voting rights, if any, set forth in this Agreement. Upon execution of this Agreement, the Members hold the Units set forth on the Members Schedule attached hereto and each Member hereby acknowledges and agree that the Units reflected as owned by such Member on such schedule represents such Member's entire Membership Interest as of immediately after the date hereof. The Managing Member or Officer of the Company, as designated by the Managing Member , shall maintain a schedule of all Members from time to time, their respective mailing addresses, the Units held by them and the Capital Account balance associated therewith (as the same may be amended, modified or supplemented from time to time, the "Members Schedule"), a copy of which as of the execution of this Agreement is attached hereto as Schedule B. Ownership of a Unit (or fraction thereof) shall not entitle a Member to call for a partition or division of any property of the Company or for any accounting.

5.2 *Issuance of Units*. Subject to the limitations contained in this Agreement, including Section 5.4 and 11.5 hereof, the Company, unless otherwise required by law, shall have the right from time to time to issue additional Units to such persons on such terms and for such consideration as approved by the Managing Member. Notwithstanding the foregoing, the Company shall not issue any Units to any Person unless such Person has executed and delivered to the Managing Member or to an Officer of the Company, as designated by the Managing Member, the documents described in Section 5.3 hereof. Upon the issuance of Units, the Managing Member shall adjust the Capital Accounts of the Members as necessary in accordance with Section 6.2.

5.3 *New Members from the Issuance of Units*. In order for a Person to be admitted as a Member of the Company pursuant to the issuance of Units to such Person, such Person shall have executed and delivered to the Company a written undertaking in the form of a Joinder Agreement to be bound by the terms and conditions of this Agreement. Upon the amendment of the Members Schedule by the Company and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued their Units. The Managing Member shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 6.2.

5.4 *Classes of Members.* There shall be one (1) class of Common Membership reserved for the Managing Member, and (4) classes of Preferred Membership as follows: (1) Class A Preferred Membership, having an additional right to vote as further stipulated in Sections 3.1 and 4.2 and total invested amount of at least $25,000; (2) Class B Preferred Membership, having an additional right to vote as further stipulated in Sections 3.1 and 4.2, a total invested amount of at least $25,00, and a co-investor that identifies as a woman or is an entity that is owned and controlled primarily by women; (3) Class A-1 Preferred Membership, having no voting rights, except where required by law, and a total invested amount of at least $5,000; and (4) Class B-1 Preferred Membership, having no voting rights, except where required by law, a total invested amount of at least $5,000; and a co-investor that identifies as a woman or is an entity that is owned and controlled primarily by women.

ARTICLE VI

Capital Contributions and Capital Accounts

6.1 *Capital Contributions; Capital Calls*.

(a) On or prior to the date hereof, each Person who is a Member as of the date hereof has made, or is deemed to have made, the Capital Contributions giving rise to such Member's Capital Account as of the date hereof and, as of the date hereof, is deemed to own the number, type and class of Units in the amounts and with the Capital Account balance associated therewith set forth opposite such Member's name on the Members Schedule attached hereto.

(b) Except as provided in Section 6.1(c), no Member shall be required to make any additional contributions to the Company with respect to such Member's Units. Except as expressly provided herein, no Member, in its capacity as a Member, shall have the right to receive any cash or any other property of the Company.

(c) The Members acknowledge that the Company will call for additional capital contributions from time to time and as such hereby agree that upon the written request of the Managing Member (a "Capital Call Notice") from time to time each Member shall pay to the Company, as an additional Capital Contribution, its pro rata share (based on Units) of any additional capital contributions required by the Company as specified in any such Capital Call Notice. To the extent any Member (a "Noncontributing Member") fails to contribute its pro rata share of any capital call (such amount, the "Unfunded Amount"), the remaining Members shall have the right to contribute (the Members who contribute the Unfunded Amount being referred to herein as the "Contributing Members") the amount required to be contributed by the Noncontributing Member in exchange for the issuance to such Members of additional Units (with a corresponding increase to such Member's Capital Account) based on the Fair Market Value of such Units at such time. In addition, the Capital Account of the Noncontributing Member shall be reduced, and the Capital Account of the Contributing Members shall be increased (pro rata among the Contributing Members based on the portion of the Default Amount contributed by each), by an amount equal to 100% of the Unfunded Amount.

6.2 *Capital Accounts*.

(a) Maintenance Rules. The Company shall maintain for each Member a separate capital account (a "Capital Account") in accordance with this Section 6.2(a), which Capital Account balances as of the date hereof are set forth on Schedule B hereto. Each Capital Account shall be maintained in accordance with the following provisions:

(i) Such Capital Account shall be increased by the cash amount or Book Value of any property contributed by such Member to the Company pursuant to this Agreement, such Member's allocable share of Profits and any items in the nature of income or gains which are specially allocated to such Member pursuant to Section 8.2 or Section 8.3 or pursuant to Section 6.1(c), and the amount of any liabilities of the Company assumed by such Member or which are secured by any property distributed to such Member.

(ii) Such Capital Account shall be decreased by the cash amount or Book Value of any property distributed to such Member pursuant to this Agreement, such Member's allocable share of Losses and any items in the nature of deductions or losses which are specially allocated to such Member pursuant to Section 8.2 or Section 8.3, or pursuant to Section 6.1(c), and the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(iii) If all or any portion of a Unit is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Unit (or portion thereof).

(iv) If a new or existing Member contributes money or property to the Company (other than a de minimis amount as determined by the Managing Member) as consideration for the issuance by the Company of any Units after the date hereof, the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f).

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Treasury Regulations and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Managing Member determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Managing Member may authorize such modifications.

(b) Definition of Profits and Losses. "Profits" and "Losses" mean, for each Taxable Year or other period, an amount equal to the Company's taxable income or loss, respectively, for such Taxable Year or other period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) The computation of all items of income, gain, loss and deduction shall include tax-exempt income and those items described in Treasury Regulation Section 1.704-1(b)(2)(iv)(i), without regard to the fact that such items are not includible in gross income or are not deductible for federal income tax purposes.

(ii) If the Book Value of any Company property is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(e) or (f), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property.

(iii) Items of income, gain, loss or deduction attributable to the disposition of Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the Book Value of such property.

(iv) Items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the property's Book Value in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g).

(v) To the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

6.3 *Negative Capital Accounts*. If any Member has a deficit balance in its Capital Account, such Member shall have no obligation to restore such negative balance or to make any Capital Contributions to the Company by reason thereof, and such negative balance shall not be considered an asset of the Company or of any Member.

6.4 *No Withdrawal*. No Member will be entitled to withdraw any part of his or its Capital Contribution or Capital Account or to receive any distribution from the Company, except as expressly provided in this Agreement.

6.5 *Loans From Members*. Loans by Members to the Company shall not be considered Capital Contributions.

6.6 *Status of Capital Contributions*.

(a) No Member shall receive any interest, salary or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise specifically provided in this Agreement.

(b) Except as otherwise provided herein (including Section 6.1(c)), no Member shall be required to lend any funds to the Company or to make any additional Capital Contributions to the Company. No Member shall have any personal liability for the repayment of any Capital Contribution of any other Member.

ARTICLE VII

Distributions

7.1 *Projected Distributions*.

(a) The Managing Member shall first establish, in good faith, of Reserves, or payment to third parties of, such funds as it deems reasonably necessary with respect to the reasonable business needs of the Company which shall include the payment or the making of provision for the payment when due of the Company's obligations, payment of any management or administrative fees and expenses or any other obligations (the amount of cash on hand in excess of such reserves at any given time being referred to herein as the "Available Cash" or COC).

(b) The Managing Member shall then distribute pro rata seven percent (7%) of the COC to the Class A and Class A-1 Preferred Members, as well as, pro rata seven and twenty-five percent (7.25%) of the COC to the Class B and B-1 Preferred Members with a mentee on a quarterly basis, starting one year after the close of the Total Offering and paid within thirty (30) days at the end of each calendar quarter.

(c) The Managing Member shall next distribute pro rata eighty percent (80%) of the COC to all Members on a quarterly basis for a total distribution of an amount up to 9-13% of COC pro rata;

(d) The Managing Member shall finally distribute the remaining twenty percent (20%) of the COC to the Managing Member on a quarterly basis;

(d) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if (x) such distribution would violate any provision of the Texas Act or other applicable law, or (y) to the extent that, immediately following such distribution, such Member's Capital Account would be negative.

7.2 *Discretionary Distributions*. Subject to Section 7.1 and 7.3, Available Cash, and other assets (taking such assets into account at their Fair Market Value at the time of distributions) shall be distributed quarterly pro rata to all Members based upon the share of ownership as determined by the number of Units held by each such Member as it relates to the total outstanding Units; provided, however, the Managing Member shall distribute to the Members the Company's Available Cash above the amount anticipated to fulfill the Company's business purposes (including needs for operating expenses, debt service, acquisitions, working capital reserves, and mandatory distributions) and, for purposes of this Section 7.2, the reserves established shall be reasonably acceptable to the Managing Member.

7.3 *Indemnification and Reimbursement for Payments on Behalf of a Member*. Except as otherwise provided in this Agreement, if the Company is required by law (as determined by the Tax Representative based on the advice of legal or tax counsel to the Company) to make any payment on behalf of a Member in its capacity as such (including in respect of withholding taxes, personal property taxes, and unincorporated business taxes, etc.), then such Member (the "Indemnifying Member") will indemnify the Company in full for the entire amount paid, including interest, penalties and expenses associated with such payment. At the option of the Managing Member, the amount to be indemnified may be charged against a Capital Account of the Indemnifying Member, and, at the option of the Managing Member, either:

(a) promptly upon notification of an obligation to indemnify the Company, the Indemnifying Member will make a cash payment to the Company in an amount equal to the full amount to be indemnified (and the amount paid will be added to the Indemnifying Member's Capital Account but will not be deemed to be a Capital Contribution), or

(b) the Company will reduce distributions which would otherwise be made to the Indemnifying Member until the Company has recovered the amount to be indemnified (and the amount of such reduction will be deemed to have been distributed for all purposes, but such deemed distribution will not further reduce the Indemnifying Member's Capital Account).

A Member's obligation to make contributions to the Company under this Section 7.3 will survive the termination, dissolution, liquidation and winding up of the Company, and for purposes of this Section 7.3, the Company will be treated as continuing in existence. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 7.3, including instituting a lawsuit to collect such contributions with interest calculated at a rate equal to the Company's and its subsidiaries' effective cost of borrowed funds.

ARTICLE VIII

Allocations

8.1 *Allocations of Profits and Losses*. The Company's Profit and Loss for any fiscal period shall be allocated among the Members in such a manner that, as of the end of such fiscal period and to the extent possible, the Capital Account of each Member shall be equal to the respective net amount which would be distributed to such Member under this Agreement, determined as if the Company were to (a) liquidate the assets of the Company for an amount equal to their Book Value as of the end of such fiscal period and (b) distribute the proceeds in liquidation in accordance with Section 10.2.

8.2 *Regulatory and Special Allocations*. Notwithstanding the provisions of Section 8.1:

(a) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or 743(b) is required to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated, as provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), as an item of Profit (if the adjustment increases the basis of the asset) or Loss (if the adjustment decreases such basis) and such Profit or Loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(b) If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulation Section 1.704-2(d)(1)) during any Taxable Year, each Member shall be specially allocated Profits for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulation Section

1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulation Section 1.704-2(f)(6) and 1.704-2(j)(2). This paragraph is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(c) Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulation Section 1.704-2(i). Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Member Minimum Gain during any Taxable Year, each Member that has a share of such Member Minimum Gain shall be specially allocated Profits for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to that Member's share of the net decrease in Member Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulation Section 1.704-2(i)(4) and 1.704-2(j)(2). This paragraph is intended to comply with the minimum gain chargeback requirements in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(d) In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), Profits shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible. This paragraph is intended to comply with the qualified income offset requirement in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(e) Nonrecourse Deductions for any Taxable Year or other period shall be specially allocated among the Members in proportion to their interests in the Company as set forth in Schedule B.

(f) The allocations set forth in paragraphs (a), (b), (c), (d) and (e) above (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this Article VIII (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Profits and Losses among Members so that, to the extent possible, the net amount of such allocations of Profits and Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

8.3 *Curative Allocations*. If the Tax Representative determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company income, gain, loss, deduction or credit is not specified in this Article VIII (an "unallocated item"), or that the allocation of any item of Company income, gain, loss, deduction or credit hereunder is clearly inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulation Section 1.704-1(b) and the factors set forth in Treasury Regulation Section 1.704-1(b)(3)(ii)) (a "misallocated item"), then the Managing Member may allocate such unallocated items, or reallocate such misallocated items, to reflect such economic interests; provided that no such allocation will be made without the prior consent of each Member that would be affected thereby (which consent no such Member may unreasonably withhold) and provided further that no such allocation shall have any material effect on the amounts distributable to any Member, including the amounts to be distributed upon the complete liquidation of the Company.

8.4 *Tax Allocations*.

(a) Subject to Section 8.4(g) below, all income, gains, losses, deductions and credits of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, deductions and credits among the Members for computing their Capital Accounts, except that if any such allocation for tax purposes is not permitted by the Code or other applicable law, the Company's subsequent income, gains, losses, deductions and credits shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other applicable law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts. Each item of income, gain, loss, deduction and credit realized by the Company in any taxable year shall be allocated pro rata to the Members according to the amount of Profit or Loss, as the case may be, allocated to them in such year. Notwithstanding the foregoing, if as a result of the difference in timing of Capital Contributions by the Members to the Company and the contribution, loan or other transfer by the Company to any of its subsidiaries of funds or other property contributed to the Company by such Members, the Company realizes short-term capital gain or both long-term and short-term capital gain for purposes of the Code, then the Tax Representative may allocate such short-term capital gain to the Members whose Capital Contributions resulted (directly or indirectly) in the recognition of such short-term capital gain.

(b) Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the remedial method of Treasury Regulation Section 1.704-3(d), or such other method elected by the Tax Representative so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c) If the Book Value of any Company property is adjusted pursuant to Section 6.2(a)(iv), subsequent allocations of items of taxable income, gain, loss and deduction with respect to such property shall take account of any variation between the adjusted basis of such property for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d) Allocations of tax credit, tax credit recapture, and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Managing Member taking into account the principles of Treasury Regulation Section 1.704-1(b)(4)(ii).

(e) Allocations pursuant to this Section 8.4 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, distributions or other items pursuant to any provisions of this Agreement.

(f) Solely for the purpose of determining each Member's share of Company "excess nonrecourse liabilities" pursuant to Treasury Regulation Section 1.752-3(a)(3), each Member's interest in Company profits is hereby specified to be such Member's interest as set forth in Schedule B.

(g) To the extent permitted by the Code or other applicable law, notwithstanding anything contained herein to the contrary, allocations of taxable income realized by the Company as a result of distributions or dividends from (or redemptions of securities held by the Company of) any subsidiary, the proceeds of which are used to fund distributions to Members, shall be made to the Members receiving such distributions in proportion to such distributions.

ARTICLE IX

Elections and Reports

9.1 *Generally*. The Company will keep appropriate books and records with respect to the Company's business, including all books and records necessary to provide any information, lists and copies of documents required to be provided pursuant to Section 9.3. Such records may be maintained at the principal place of business of the Company, either physically or digitally in an electronic format chosen at the discretion of the Managing Member that is protected by appropriate data privacy measures in accordance with data privacy laws and the Company's confidentiality procedures.

9.2 *Tax Status*. The Members intend that the Company be treated as a partnership for federal, state and local income tax purposes and the Company and each Member shall file all tax returns on the basis consistent therewith.

9.3 *Reports*. The Company will use reasonable efforts to deliver or cause to be delivered, by March 15 (and, in any event, will deliver not later than July 31) of each year, to each person who was a Member at any time during the previous Taxable Year, all information reasonably necessary for the preparation of such person's United States federal income tax returns and any state, local and foreign income tax returns which such person is required to file as a result of the Company being engaged in a trade or business within such state, local or foreign jurisdiction, including a statement showing such person's share of income, gains, losses, deductions and credits for such year for United States federal income tax purposes (and, if applicable, state, local or foreign income tax purposes).

9.4 *Tax Elections*. The Tax Representative will determine whether to make or revoke any available election (including the election provided under Code Section 754) for federal, state, local and foreign tax purposes. Each Member will upon request supply the information necessary to give proper effect to any such election.

9.5 *Tax Controversies*. The Managing Member is specifically authorized to act as the Tax Representative under the Code and in any similar capacity under state or local law. The Tax Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Each Member agrees to cooperate with the Tax Representative and to do or refrain from doing any or all things reasonably requested by the Tax Representative with respect to the conduct of such proceedings. Subject to the foregoing proviso, the Tax Representative will have sole discretion to determine whether the Company (either in its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes) will be paid by such Member, and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 7.4.

ARTICLE X

Dissolution and Liquidation

10.1 *Dissolution*. The Company shall be dissolved and its affairs wound up only upon the happening of any of the following events:

      (a) Upon the consent of the Managing Member, unless otherwise required by law;

      (b) 5 years from the date of the closing of the Total Offering, or upon the sale of the Company's unidentified real estate asset for which the Company is raising money for its acquisition through Regulation Crowdfunding, whichever comes sooner, unless otherwise determined by the Managing Member prior to this date. ;

      (c) The entry of a decree of judicial dissolution upon application by a Member or dissociated Member that (A) the economic purpose of the Company has been or is likely to be unreasonably frustrated; or (B) it is not otherwise reasonably practicable to carry on the Company's business in conformity with the Certificate of Formation and Operating Agreement as determined by the Managing Member;

      (d) Otherwise required by law.

Dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 10.2 and the Certificate shall have been canceled.

10.2 *Liquidation*.

(a) Liquidator. Upon dissolution of the Company, the Managing Member will appoint a person to act as the "Liquidator," and such person shall act as the Liquidator unless and until a successor Liquidator is appointed as provided in this Section 10.2. The Liquidator will agree not to resign at any time without 30 days prior written notice to the Managing Member. The Liquidator may be removed at any time, with or without cause, by notice of removal and appointment of a successor Liquidator approved by the Managing Member. Any successor Liquidator will succeed to all rights, powers and duties of the former Liquidator. The right to appoint a successor or substitute Liquidator in the manner provided in this Section 10.2 will be recurring and continuing for so long as the functions and services of the Liquidator are authorized to continue under the provisions of this Agreement, and every reference in this Agreement to the Liquidator will be deemed to refer also to any such successor or substitute Liquidator appointed in the manner provided in this Section 10.2. The Liquidator will receive as compensation for its services (1) no additional compensation, if the Liquidator is an employee of the Company or any of its subsidiaries, or (2) if the Liquidator is not such an employee, such compensation as the Managing Member may approve, plus, in either case, reimbursement of the Liquidator's out-of-pocket expenses in performing its duties.

(b) Liquidating Actions. The Liquidator will liquidate the assets of the Company and apply and distribute the proceeds of such liquidation, in the following order of priority, unless otherwise required by mandatory provisions of applicable law:

(i) First, to the payment of the Company's debts and obligations to its creditors (including Members), including sales commissions and other expenses incident to any sale of the assets of the Company, in order of the priority provided by law.

(ii) Second, to the establishment of and additions to such reserves as the Managing Member deems necessary or appropriate.

(iii) Third, to the holders of each Member in proportion to (and up to the amount of) their capital account balances; and next, distributed pro rata among all Members equally in accordance to the number of units held.

The reserves established pursuant to clause (ii) above will be paid over by the Liquidator to a bank or other financial institution, to be held in escrow for the purpose of paying any such contingent or unforeseen liabilities or obligations and, at the expiration of such period as the Managing Member deems advisable, such reserves will be distributed to the Members in accordance with Section 7.2 in the manner provided above in this Section 10.2(b). The allocations and distributions provided for in this Agreement are intended to result in the Capital Account of each Member immediately prior to the distribution of the Company's assets pursuant to this Section 10.2(b) being equal to the amount distributable to such Member pursuant to this Section 10.2(b).

(c) Distribution in Kind. Notwithstanding the provisions of Section 10.2(b) which require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 10.2(b), if upon dissolution of the Company the Managing Member determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Managing Member may, in its sole discretion, defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, in its absolute discretion, distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 10.2(b), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distribution in kind will be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such distribution, the Managing Member will determine the Fair Market Value of any property to be distributed in accordance with any valuation procedure which the Managing Member reasonably deems appropriate.

(d) Reasonable Time for Winding Up. A reasonable time will be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 10.2(b) in order to minimize any losses otherwise attendant upon such winding up. Distributions upon liquidation of the Company (or any Member's interest in the Company) and related adjustments will be made by the end of the Fiscal Year of the liquidation (or, if later, within 90 days after the date of such liquidation) or as otherwise permitted by Treasury Regulation Section 1.704-1(b)(2)(ii)(b).

(e) Termination. Upon completion of the distribution of the assets of the Company as provided in Section 10.2(b) hereof, the Company shall be terminated, and the Liquidator shall cause the cancellation of the Certificate in the State of Texas and of all qualifications and registrations of the Company as a foreign limited liability company in all applicable jurisdictions and shall take such other actions as may be necessary to terminate the Company.

ARTICLE XI

Transfer of Units

11.1 *Restrictions*. Each Member acknowledges and agrees that such Member shall not Transfer any Unit(s) except in accordance with the provisions of this Article XI. Any attempted Transfer in violation of the preceding sentence shall be deemed null and void for all purposes, and the Company will not record any such Transfer on its books or treat any purported transferee as the owner of such Unit(s) for any purpose.

11.2 *General Restrictions on Transfer.*

(a) Notwithstanding anything to the contrary in this Agreement, no transferee of any Unit(s) received pursuant to a Transfer (but excluding transferees that were Members immediately prior to such a Transfer, who shall automatically become a Member with respect to any additional Units they so acquire) shall become a Member in respect of or be deemed to have any ownership rights in the Unit(s) so Transferred unless the purported transferee is admitted as a Member as set forth in Section 11.3.

(b) Following a Transfer of any Unit(s) that is permitted under this Article XI, the transferee of such Unit(s) shall succeed to the Capital Account associated with such Unit(s) and shall receive allocations and distributions under Articles VI, VII, VIII and X in respect of such Unit(s). Notwithstanding the foregoing, Profits, Losses and other items will be allocated between the transferor and the transferee according to Code Section 706.

(c) Any Member who Transfers all of their Units (i) shall cease to be a Member upon such Transfer, and (ii) shall no longer possess or have the power to exercise any rights or powers of a Member of the Company.

11.3 *Procedures for Transfer*. Subject in all events to the general restrictions on Transfers contained in this Article XI, no Transfer of Unit(s) may be completed until the prospective transferee is admitted as a Member of the Company by executing and delivering to the Company a written undertaking to be bound by the terms and conditions of this Agreement substantially in the form of Exhibit A hereto. Upon the amendment of the Members Schedule by the Company, such prospective transferee shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon the Company shall reissue the applicable Units in the name of such prospective transferee. The provisions of this Section 11.3 shall not apply with respect to the Transfer of any Unit(s) to a transferee that is a Member immediately prior to such Transfer.

11.4 *Legend*. Any certificates or instruments representing the Units will bear the following legend:

"THE TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE OR INSTRUMENT IS SUBJECTED TO THE FOLLOWING CONDITIONS: THE PREFERRED MEMBERSHIP OF THE REG CF MAIN ENTITY ("UNITS") HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, (THE "1933 ACT"), AND THE REG CF MAIN ENTITY HAS NO OBLIGATION TO REGISTER THE UNITS UNDER THE 1933 ACT IN THE FUTURE. OFFERS AND SALES OF THE UNITS IS ISSUED PURSUANT TO REGULATION CROWDFUNDING (REG CF) OF SECTION 4(A)(6) OF THE U.S. SECURITIES ACT OF 1933 AND MAY NOT BE TRANSFERRED BY THE SUBSCRIBER FOR A PERIOD OF ONE (1) YEAR FROM THE DATE OF PURCHASE, UNLESS SUCH SECURITIES ARE BEING TRANSFERRED (1) TO THE REG CF MAIN ENTITY, (2) TO AN ACCREDITED INVESTOR, (3) TO A MEMBER OF SUBSCRIBER'S FAMILY, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF SUBSCRIBER, (4) AS PART OF AN OFFERING REGISTERED WITH THE U.S. SECURITIES EXCHANGE COMMISSION, OR (5) IN FURTHERANCE OF OTHER CONDITIONS IMPOSED BY THE U.S. SECURITIES EXCHANGE COMMISSION FROM TIME TO TIME. NOTWITHSTANDING THE FOREGOING, THE SUBSCRIBER IS REQUIRED TO HOLD THE UNITS FOR THE LIFE OF REG CF MAIN ENTITY UNLESS BEING TRANSFERRED TO THE REG CF MAIN ENTITY OR TO A MEMBER OF SUBSCRIBER'S FAMILY, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF SUBSCRIBER. THE TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE OR INSTRUMENT IS FURTHER SUBJECTED TO THE CONDITIONS SPECIFIED IN A LIMITED LIABILITY COMPANY OPERATING AGREEMENT AMONG THE

ISSUER AND ITS MEMBERS. A COPY OF SUCH LIMITED LIABILITY COMPANY OPERATING AGREEMENT AS IN EFFECT FROM TIME TO TIME WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST."

11.5 *Limitations*.

(b) Notwithstanding anything to the contrary in this Agreement, no Unit may be Transferred and the Company may not issue any Unit unless (i) such Transfer or issuance, as the case may be, shall not affect the Company's existence or qualification as a limited liability company under the state of its organization, (ii) such Transfer or issuance, as the case may be, shall not affect the Company's legal compliance under State and federal securities laws, (iii) such Transfer or issuance, as the case may be, shall not cause the Company to be classified as other than a partnership for United States federal income tax purposes (unless the Company has elected to be taxed as a corporation for federal income tax purposes), (iv) such Transfer or issuance, as the case may be, shall not result in a termination of the Company under Code Section 708, unless the Managing Member determines that any such termination will not have a material adverse impact on the Members and (v) such Transfer or issuance, as the case may be, shall not cause the application of the tax-exempt use property rules of Code Sections 168(g)(l)(B) and 168(h) to the Company or its Members.

11.6 *Additional Transfer Restrictions*.

(a) General. Subject to the other provisions of this Article XI, a Member may Transfer Units only if such Member has complied with the terms and requirements of Section 11.6(b), 11.6(c) and 11.6(d), as applicable.

(b) Right of First Refusal. In the event that a Member (the "Transferring Member") proposes to sell or otherwise Transfer (other than pursuant to an Approved Company Sale) any Units pursuant to a bona fide offer from a third party (the "Proposed Transferee"), the Transferring Member must first give the Company written notice (the "ROFR Notice") of the number of Units to be transferred, the price, terms and conditions of the proposed sale, including the identity of the Proposed Transferee, and a copy of any written proposal, term sheet, letter of intent or other agreement relating to the proposed sale. Within twenty (20) days after the receipt of the ROFR Notice, the Company may elect to purchase the Units from the Transferring Member upon direction of the Managing Member), and the Transferring Member agrees to sell to the Company, at the price and on the terms specified in the ROFR Notice, all or any portion of the Units. In the event the Company elects to purchase all or part of the Units proposed to be transferred, the closing of such purchase shall take place five (5) days after the expiration of such twenty (20) day period or such other date as the parties shall agree. To the extent that the terms of payment set forth in the ROFR Notice consist of property other than cash against delivery, the Company may substitute cash of equivalent value in lieu thereof. To the extent the Company does not exercise in full this right of first refusal within the twenty (20) day period specified above (collectively, the "ROFR Notice Period"), the Transferring Member will, subject to Section 11.6(c), have sixty (60) days thereafter to sell the Units not elected to be purchased by the Company at the price and upon the terms and conditions no more favorable to the purchasers of such Units than specified in the ROFR Notice. In the event the Transferring Member has not sold such Units within such sixty (60) day period, the Transferring Member may not thereafter sell any Units without first offering such Units to the Company in the manner provided in this Section 11.6(b). The restrictions set forth in this Section 11.6(b) shall not apply in the following cases: (i) any Member may sell or transfer Units to the Company pursuant to a repurchase or similar right (including any transfer upon a forfeiture of Units pursuant to any subscription or similar agreement pursuant to which such shares were acquired); and (ii) any Member may sell or transfer any Units to a Permitted Transferee (as defined below) subject to Sections 11.3 and 11.5.

(c) Permitted Transfers. The restrictions contained in Sections 11.6(b) shall not apply with respect to any Transfer of Units by any Member (A) in the case of a Member who is an individual, pursuant to applicable laws of descent and distribution or, if such Transfer is made for bona fide estate planning purposes (which bona fide estate planning purposes, if requested by the Managing Member, shall be verified by a legal opinion from counsel experienced in such matters), then to any member of such Member's immediate family, (B) in the case of a non-individual Member, to its Affiliates or current or former stockholders, partners, including limited partners, or members, (C) if such Units are subject to a Financing Pledge, then to the applicable bona fide lending institution in connection with such bona fide lending institution's foreclosure on such Units pursuant to the terms of such Financing Pledge; provided, in each case, that any such transferee shall have complied with the requirements of Section 11.3 and 11.5. The transferees permitted by this Section 11.6(d) are referred to herein as "Permitted Transferees" and shall have no voting rights.

(d) Approved Company Sale. If the Managing Member approves a sale of all or substantially all of the Company's assets determined on a consolidated basis or a sale of all (or a lesser percentage, if necessary, as determined by the Managing Member for accounting, tax or other reasons) of the Company's outstanding Units or equivalents (in either case, whether by merger, recapitalization, consolidation, reorganization, combination or otherwise) or any other transaction which has the same effect as any of the foregoing, to an Independent Third Party or group of Independent Third Parties (each such sale or transaction, an "Approved Company Sale"), then each holder of Units will vote for, consent to and raise no objections against the Approved Company Sale or the process. If the Approved Company Sale is structured as a merger or consolidation, then each holder of Units shall waive any dissenter's rights, appraisal rights or similar rights in connection with such merger or consolidation. If the Approved Company Sale is structured as a Transfer of Units, then each holder of Units shall agree to sell all of their Units and rights to acquire Units on the same terms and conditions, in all material respects, as applicable to the respective types of Units to be Transferred in such

Approved Company Sale. Each holder of Units shall take all necessary or desirable actions in connection with the consummation of an Approved Company Sale as requested by the Managing Member, including, without limitation, executing the applicable purchase agreement. If the Managing Member, the Company or any of the holders of Units enter into any negotiation or transaction for which Section 4(a)(6) (or any similar rule then in effect) promulgated by the Securities and Exchange Commission may be available with respect to such negotiation or transaction (including a merger, consolidation or other reorganization), each holder of Units who is not an "accredited investor," as that term is defined in Regulation D as promulgated under the Securities Act, will, at the request of the Company, appoint either a purchaser representative (as such term is defined in Rule 501 under the Securities Act) designated by the Company, in which event the Company will pay the fees of such purchaser representative, or another purchaser representative (reasonably acceptable to the Company), in which event such holder will be responsible for the fees of the purchaser representative so appointed.

ARTICLE XII

Miscellaneous Provisions

12.1 *Notices*.

(a) All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally against written receipt or by facsimile transmission against facsimile confirmation or mailed by internationally recognized overnight courier prepaid, to (i) any Member, at such Member's address set forth on the Members Schedule, and (ii) the Company, to the Company's Secretary at the Company's principal place of business (or in any case to such other address as the addressee may from time to time designate in writing to the sender).

(b) All such notices, requests and other communications will (i) if delivered personally to the address as provided in Section 12.1(a) be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided for in Section 12.1(a), be deemed given upon facsimile confirmation and (iii) if delivered by overnight courier to the address as provided in Section 12.1(a), be deemed given on the earlier of the first business day following the date sent by such overnight courier or upon receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice is to be delivered pursuant to this Section 12.1).

12.2 *Governing Law*. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement and the exhibits and schedules to this Agreement shall be governed by, and construed in accordance with, the laws of Texas and specifically the Act, without giving effect to any choice of law or conflict of law rules or provisions (whether of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than Texas.

12.3 *No Action for Partition*. No Member shall have any right to maintain any action for partition with respect to the property of the Company.

12.4 *Headings and Sections*. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement. Unless the context requires otherwise, all references in this Agreement to Sections, Articles, Exhibits or Schedules shall be deemed to mean and refer to Sections, Articles, Exhibits or Schedules of or to this Agreement.

12.5 *Amendments*. Except as otherwise provided in this Section 12.5, this Agreement may be amended, in whole or in part, through a written amendment executed by the Managing Member. Notwithstanding, each Member shall be promptly notified of any amendment to this Agreement made pursuant to this Section.

  (b) An amendment to any provision of this Agreement that calls for a higher level of approval of the Members or the approval of certain specified Members shall, in addition to the execution percentage set forth in Section 12.5, require the same form of approval as is set forth in such provision. Any amendment to Section 12.5(b) or 12.5(c) shall require the unanimous consent of the Members.

  (c) Notwithstanding anything to the contrary contained in this Section 12.5, there shall be no amendment to this Agreement that (i) increases a Member's obligation to make capital contributions to the Company, unless the amendment is consented to by such Member, (ii) imposes personal liability upon a Member for any debts or obligations of the Company, unless the amendment is consented to by such Member, (iii) reduces a Member's Capital Account or rights of contribution or withdrawal or materially adversely affects such Member's rights to distributions under Section 7.2, unless the amendment is consented to by such Member; (iv) results in the Company being treated as an association taxable as a corporation for federal income tax purposes; or (v) cause the Company to convert into a "Section 3(b)" or "Section 3(c)" investment company under the Investment Company Act, or otherwise cause the Company to violate the Regulation Crowdfunding rules under 17 CFR 227.100 through 227.503) of Section 4(a)(6) of the U.S. Securities Act of 1933 (15 U.S.C. 77d(a)(6)).

  (d) Notwithstanding the foregoing provisions of this Section 12.5, the Managing Member may, without the consent of any Members, amend this Agreement to (i) reflect changes validly made in the membership of the Company and the Capital Contributions of the Members; (ii) reflect a change in the name of the Company; (iii) make a change that is necessary or, in the opinion of the Managing Member, advisable to qualify the Company as a partnership for tax purposes or an entity in which the Members have limited liability under the laws of any state; (iv) subject to Section 12.5(c), cure any ambiguity, correct or supplement any provision in this Agreement that would be inconsistent with any other provision in this Agreement, make any other provision with respect to matters or questions arising under this Agreement that will not be inconsistent with the provisions of this Agreement or make any other change that does not materially and adversely affect the Members; (v) make a change in any provision of this Agreement that requires any action to be taken by or on behalf of the Managing Member or the Company pursuant to the requirements of applicable law if the provisions of applicable law are amended, modified or revoked so that the taking of such action is no longer required; (vi) prevent the Company or the Managing Member from in any manner being (A) deemed an "investment company" subject to the provisions of the Investment Company Act, (B) treated as a "publicly traded partnership" for purposes of Code Section 7704 or (C) subject to federal income tax as an association taxable as a corporation; or (vii) make any other amendments similar to the foregoing. A Member's right to object to an amendment pursuant to Section 12.5(d)(iv) on the grounds that such amendment is materially adverse to such Member shall expire at the close of business on the 30th day following notice to such Member of such amendment.

12.6 *Number and Identity*. Where the context so indicates, the parties referenced shall be identified as "they," and the singular shall include the plural.

12.7 *Binding Effect*. Except as otherwise provided to the contrary in this Agreement, this Agreement shall be binding upon and inure to the benefit of the Members, their distributees, heirs, legal representatives, executors, administrators, successors and permitted assigns.

Counterparts; Facsimile. This Agreement may be executed in multiple counterparts (and may be transmitted via facsimile), each of which shall be deemed to be an original and shall be binding upon the Member who executed the same, but all of such counterparts shall constitute the same agreement.

12.9 *Severability*. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

12.10 *Remedies*. Each of the parties to this Agreement shall be entitled to enforce its rights under this Agreement specifically, to recover damages and costs (including reasonable attorney's fees) caused by any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The Members agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or deposit) for specific performance and/or other injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

12.11 *Business Days*. If any time period for giving notice or taking action under this Agreement expires on a day which is a Saturday, Sunday or holiday in the state in which the Company's Managing Member or chief executive's office is located, the time period shall be automatically extended to the business day immediately following such Saturday, Sunday or holiday.

12.12 *Waiver of Jury Trial*. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY

LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT OR THE VALIDITY, PROTECTION, INTERPRETATION, COLLECTION OR ENFORCEMENT THEREOF.

12.13 *No Strict Construction*. The parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties to this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

12.14 *Entire Agreement*. Except as otherwise expressly set forth in this Agreement, this Agreement and the other agreements referred to in this Agreement embody the complete agreement and understanding among the parties to this Agreement with respect to the subject matter of this Agreement and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter of this Agreement in any way. This Agreement amends and restates the Prior Agreement in its entirety.

Parties in Interest. Nothing herein shall be construed to be to the benefit of or enforceable by any third party including, but not limited to, any creditor of the Company.

12.16 *Intentionally Omitted*.

12.17 *Mergers and Consolidations, and Sale of the Company*. Any (x) merger or consolidation of the Company or any subsidiary with or into another entity, or (y) sale of all or substantially all of the Company's assets shall only require the approval of the Managing Member. The approval of any such merger, consolidation or sale as provided in the immediately preceding sentence shall be deemed to meet all of the requirements of Member approval of a merger, consolidation or sale, as the case may be, for purposes of the Texas Act.

12.18 *Mediation and Arbitration*. Except as specifically provided herein, any dispute between the parties arising under or relating to this Agreement that cannot be resolved by the parties themselves shall be submitted to mediation in Dallas, Texas, administered by and conducted in accordance with the Rules of Commercial Mediation of the American Arbitration Association. Each party will bear its own costs in the mediation, including attorneys' fees, and one-half of the cost of the mediator.

Binding Arbitration. Any dispute that remains unresolved after mediation will be resolved by final and binding arbitration in Dallas, Texas before a single arbitrator conducted by and in accordance with the Rules of Commercial Arbitration of the American Arbitration Association. The arbitrator shall not be the same person as the mediator. Each party shall bear its own costs in the arbitration, including attorneys' fees, and each party shall bear one-half of the cost of the arbitrator.

Arbitrator's Authority. The arbitrator shall have the authority to award such damages as are not prohibited by this Agreement and may, in addition and in a proper case, declare rights and order specific performance, but only in accordance with the terms of this Agreement.

Any party may apply to a court of general jurisdiction to enforce an arbitrators' award, and if enforcement is ordered, the party against whom the order is issued shall pay the costs and expenses of the other party in obtaining such order, including reasonable attorneys' fees.

The PARTIES MUTUALLY AGREE TO WAIVE ANY RESPECTIVE RIGHTS TO RESOLUTION OF DISPUTES IN A COURT OF LAW BY A JUDGE OR JURY AND AGREE TO RESOLVE ANY DISPUTE BY ARBITRATION, as set forth above. This agreement to arbitrate survives after this Agreement terminates or after the relationship between the Parties end. ANY ARBITRATION UNDER THIS AGREEMENT WILL TAKE PLACE ON AN INDIVIDUAL BASIS; CLASS ARBITRATIONS AND CLASS ACTIONS ARE NOT PERMITTED. Except as expressly provided below, Section 12.18 of this Agreement applies to all Claims between the Parties, including its affiliates, subsidiaries, parents, successors and assigns, and each of our respective officers, directors, employees, agents, or shareholders.

BY AGREEING TO ARBITRATION, THE PARTIES UNDERSTAND AND AGREE THAT THEY ARE WAIVING THE RIGHT TO SUE IN COURT OR HAVE A JURY TRIAL FOR ALL CLAIMS, EXCEPT AS EXPRESSLY OTHERWISE PROVIDED IN THIS AGREEMENT. This Agreement is intended to require arbitration of every claim or dispute that can lawfully be arbitrated, except for those claims and disputes which by the terms of this Agreement are expressly excluded from the requirement to arbitrate.

Prohibition of Class Actions and Non-Individualized Relief. THE PARTIES UNDERSTAND AND AGREE THAT EACH MAY BRING CLAIMS IN ARBITRATION AGAINST THE OTHER ONLY IN AN INDIVIDUAL CAPACITY AND NOT ON A CLASS, COLLECTIVE ACTION, OR REPRESENTATIVE BASIS ("CLASS ACTION WAIVER"). THE PARTIES UNDERSTAND AND AGREE BOTH ARE WAIVING THE RIGHT TO PURSUE OR HAVE A DISPUTE RESOLVED AS A PLAINTIFF OR CLASS MEMBER IN ANY PURPORTED CLASS, COLLECTIVE OR REPRESENTATIVE PROCEEDING. The arbitrator shall have no authority to consider or resolve any Claim or issue any relief on any basis other than an individual basis. The arbitrator shall have no authority to consider or resolve any Claim or issue any relief on a class, collective, or representative basis. Notwithstanding any other provision of this Agreement, the Agreement or the AAA Rules, disputes regarding the scope, applicability, enforceability, revocability or validity of the Class Action Waiver may be resolved only by a civil court of competent jurisdiction and not by an arbitrator. In any case in which: (1) the dispute is filed as a class, collective, or representative action and (2) there is a final judicial determination that the Class Action Waiver is unenforceable as to any Claims, the class, collective, and/or representative action on such Claims must be litigated in a civil court of competent jurisdiction, but the Class Action Waiver shall be enforced in arbitration on an individual basis as to all other Claims to the fullest extent possible.

IN WITNESS WHEREOF, the undersigned Vernafund20, LLC as of the date first written above.

MANAGING MEMBER

_____
Name: APQFUNDMGR, LLC
Title: Managing Member
By: Kaylee McMahon, Managing Member

MEMBERS

_____
Name:
Title:
By:

Exhibit A

FORM OF JOINDER TO
Verrnafund20, LLC
OPERATING AGREEMENT

THIS JOINDER to the Limited Liability Company Operating Agreement of Vernafund20, LLC a Texas limited liability company (the "Company"), dated as of _____, 2022, as amended or restated from time to time, by and among the Members of the Company (the "Agreement"), is made and entered into as of _____ by and between the Company and _____ ("Holder"). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement.

WHEREAS, on the date hereof, Holder has acquired _____ Units from APQFUNDMGR, LLC and the Agreement and the Company requires Holder, as a holder of such Units, to become a party to the Agreement, and Holder agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder hereby agree as follows:

1. Agreement to be Bound. Holder hereby (i) acknowledges that it has received and reviewed a complete copy of the Agreement and (ii) agrees that upon execution of this Joinder, it shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto.

2. Members Schedule. For purposes of the Members Schedule, the address of the Holder is as follows:

Vernafund20, LLC
3767 Rockdale Dr., Dallas, TX 75220

3. Governing Law. This Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Texas, and all rights and remedies shall be governed by such laws without regard to principles of conflicts of laws.

4. Counterparts. This Joinder may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

5. Descriptive Headings. The descriptive headings of this Joinder are inserted for convenience only and do not constitute a part of this Joinder.

IN WITNESS WHEREOF, the parties hereto have executed this Joinder to the Limited Liability Company Agreement of Vernafund20, LLC as of the date set forth in the introductory paragraph hereof.

Vernafund20, LLC
Name: APQFUNDMGR, LLC
Title: Managing Member
By: kaylee mcmahon

[HOLDER]
By:
Name:
Title:

Schedule A

Managing Member of APQFUNDMGR, LLC (as of May_____2022)

APQFUNDMGR, LLC, Managing Member

Schedule B

Vernafund20, LLC Members Schedule (as of May_____2022)

MEMBER	UNITS	CAPITAL ACCOUNT BALANCE
APQFUNDMGER	1,000	$20,000

Members' Addresses & Contact Information

1.